

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2013

Via E-mail
Aidan Buckley
Chief Executive Officer
Ticket To See, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re: Ticket To See, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 10, 2013**
> **File No. 333-187049**

Dear Mr. Buckley:

We have reviewed your responses to the comments in our letter dated May 23, 2013 and have the following additional comments. All pages numbers below correspond to the marked version of your filing.

Description of Our Business, page 15

General

1. We note your response to our prior comment 4 and reissue. Please explain why you believe that your service will offer buyers a greater selection and "[m]ore value" than your competitors. Similarly, please explain how you will offer to sellers "[a]ccess to broader markets."

Principal Products or Services and Their Markets, page 15

2. We note your response to our prior comment 6 and reissue. Please revise to clarify what is meant on page 16 by "fully automated, online structure." In doing so, please explain how your automated structure will distinguish you from the traditional online services. Similarly, please also explain how you plan on offering "simple online services that have little if any implementation costs associated with them, are very easy to use, and have a low fee structure . . . ."

3. We note your response to our prior comment 8 and reissue. Please identify any publicly available sources of the information in support of management's conclusions about the market in which you intend to participate. For all other information gathered in support of these conclusions, please provide us with a summary of what information was gathered and from what source.

4. We note your statement that you "believe we will be able to operate with an advantage over our competition because we plan to work more closely with our clients and respond to user needs much faster, more efficiently and with better care than our much larger competitors." Please explain how you plan to do so when you have no dedicated customer service employees, and no current plans to hire any. If you think you will be able to work more closely with your clients because you will be operating on a much smaller scale than your competitors, please balance your disclosure accordingly.

Distribution Methods of the Products or Services, page 17

5. We note your response to our prior comment 10. You state in the second full paragraph on page 18 that there is no software for clients to buy and install, no special hardware required and no updates to worry about. Please revise this paragraph to disclose the process for implementing your system. In doing so, please explain what actions you will have to take from the time you enter into an agreement with a client until the time the system is fully functional and capable of selling tickets.

Competition, Competitive Position in the Industry and Methods of Competition, page 21

6. We note your response to our prior comment 15 and reissue in part. Please revise your disclosure to remove qualitative marketing language in the statement that "because of our planned low service charges and fresh new approach to the industry, users and clients may opt to try something new."

Number of total employees and number of full time employees, page 24

7. We note your response to our prior comment 16 and reissue. Please reconcile your revised disclosure that Mr. Buckley will spend 35% of his time, or 12 hours per week, with your business with the revised disclosure on page 8 that he will spend 8 hours per week on your company. In this regard, please also revise your disclosure on page 30 that Mr. Buckley will spend 65% of his time on your company. Based on your disclosure that Mr. Buckley spends 48 hours per week at his full-time job and assuming that he spends 8 hours per week at your business, it appears that he will spend approximately 15% of his time with your business.

Management's Discussion and Analysis or Plan of Operation, page 26

Plan of Operation, page 26

8. We note your response to our prior comment 17 and reissue in part. Please reconcile the statement that "[d]eveloping extensive lists of prospective clients will require no additional costs as this task will be completed by management," with your disclosure on page 31 that Mr. Buckley will be "reimbursed for any out-of-pocket expenses he may incur on our behalf."

9. We note your response to our prior comment 18 and reissue. Please explain why only some of the costs described in your use of proceeds section are detailed here. For example, please explain why you anticipate a $2,500 cost for website development here, but only allocate $2,000 to administrative costs in the use of proceeds section. Similarly, please reconcile the $6,500 marketing cost anticipated here with the $9,000 allocated in the use of proceeds section. Please note that these are only examples, and that both sections should be revised until they reflect the same information. In doing so, please revise the use of proceeds section to briefly describe what you mean by each of the five categories of uses. Please explain, for example, the difference between advertising and marketing.

10. We note your response to our prior comment 19 and reissue in part. Please revise this disclosure to provide a detailed discussion of the milestones of your business plan for the Phase II and Phase III portions, including the specific steps needed to accomplish each. Please also provide a timeline for reaching each milestone.

Director, Executive Officer, Promoter and Control Person, page 30

Executive Biography, page 30

11. Please revise to include a description of the specific experiences that make your director well suited for his role. Refer to Item 401(e)(1) of Regulation S-K.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Wayne Chiang
        Chiang Law Office, P.C.